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               PRELIMINARY PROXY STATEMENT--SUBJECT TO COMPLETION

                               [VIACOM LOGO]

                                 1515 Broadway
                            New York, New York 10036

                         NOTICE OF CONSENT SOLICITATION

To the Shareholders of Viacom:

   The enclosed materials seek your consent in connection with the Agreement and Plan of Merger, dated as of September 6, 1999, as amended and restated as of October 8, 1999 and as of November 23, 1999, among Viacom, CBS Corporation, a Pennsylvania corporation, and Viacom/CBS LLC, a Delaware limited liability company, a copy of which is attached as Annex A to the joint proxy statement/prospectus that accompanies this notice. The merger agreement provides for the merger of CBS with and into Viacom or, under specified circumstances, with and into Viacom/CBS LLC, a wholly owned subsidiary of Viacom, the issuance of shares of Viacom Class B common stock, par value $.01 per share, and shares of Viacom Series C preferred stock, par value $.01 per share, in the merger, and the adoption of the proposed new Restated Certificate of Incorporation for Viacom. If the merger agreement is adopted and the merger is consummated, each issued and outstanding share of CBS common stock, par value $1.00 per share, will be converted into the right to receive 1.085 shares of Viacom Class B common stock and each issued and outstanding share of CBS Series B preferred stock, par value $1.00 per share, will be converted into the right to receive 1.085 shares of Viacom Series C preferred stock.

   Viacom's Class A shareholders are requested to take action by written consent to approve all of the following:

    1. if the merger is structured as a merger of CBS into Viacom, the adoption of the merger agreement;

    2. if the merger is structured as a merger of CBS into Viacom/CBS LLC, the adoption of the proposed new Restated Certificate of Incorporation of Viacom;

    3. if the merger is structured as a merger of CBS into Viacom/CBS LLC, the issuance of up to 907,746,991 shares of Viacom Class B common stock to the holders of CBS common stock and up to 11,003 shares of Viacom Series C preferred stock to the holders of CBS Series B preferred stock in the merger, in accordance with the terms set forth in the merger agreement; and

    4. the amendment to increase the number of shares of Viacom Class B common stock authorized to be issued under the Viacom incentive plan by an additional 10 million shares.

   Holders of record of Viacom Class A common stock at the close of business on November 12, 1999 will be entitled to take action by written consent concerning these proposals.

   The Board of Directors of Viacom has declared that the merger agreement is advisable and has unanimously approved the merger agreement and unanimously recommends that shareholders approve the adoption of the merger agreement. The Board of Directors of Viacom has also unanimously approved the issuance of Viacom Class B common stock and Viacom Series C preferred stock in connection with the merger and declared advisable and approved the proposed new Restated Certificate of Incorporation, and unanimously recommends that you approve the issuance of Viacom Class B common stock and Viacom Series C preferred stock in connection with the merger and the adoption of the proposed new Restated Certificate of Incorporation. In addition, the Board of Directors has approved the amendment to increase the number of shares of Viacom Class B common stock authorized to be issued under the Viacom incentive plan and unanimously recommends that you approve the amendment.
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   Detailed information concerning the merger, the merger agreement, related agreements, Viacom's proposed new Restated Certificate of Incorporation and other important information is contained in the attached joint proxy statement/prospectus and its annexes. Please read this information carefully.

   If you hold Viacom Class A common stock, please complete, sign, date and mail your signed written consent card in the enclosed return envelope. Approval of these matters by Viacom's shareholders will occur when the holders of a majority of the outstanding Viacom Class A common stock deliver dated and properly executed consents to Viacom. National Amusements is expected to deliver its consent at 12:00 noon, New York City time, on December . , 1999. Therefore, for your consent to count, we must receive it, dated and properly executed, no later than 12:00 noon, New York City time, on December . , 1999. You may revoke your written consent in the manner described in this document at any time prior to the time that sufficient consents are delivered to Viacom.

                                          By Order of the Board of Directors,

                                          Michael D. Fricklas
                                          Secretary

November 24, 1999

                           YOUR CONSENT IS IMPORTANT.

         PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR CONSENT CARD.